330 North Wabash Avenue Suite 2800 Chicago, Illinois 60611 Tel: +1.312.876.7700 Fax: +1.312.993.9767 www.lw.com
FIRM / AFFILIATE OFFICES
Austin Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New York Orange County Paris Riyadh San Diego San Francisco Seoul Shanghai Silicon Valley Singapore Tel Aviv Tokyo Washington, D.C.

April 7, 2022
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549-6010
Attention: Taylor Beech, Katherine Bagley
Keira Nakada, Theresa Brillant

Re: UL Inc.
Amendment No.1 to Draft Registration Statement on Form S-1
Submitted on March 9, 2022
CIK No. 0001901440

Ladies and Gentlemen:

On behalf of our client, UL Inc. (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in their letter dated March 22, 2022 relating to the Company’s Amendment No. 1 to the above-referenced draft registration statement. Concurrently with the submission of this letter, the Company has confidentially submitted Amendment No. 2 to the draft registration statement (“Amendment No. 2”), which reflects the revisions described herein and certain other updated information.

For ease of reference, the text of the comments in the Staff’s letter has been reproduced in italics herein, with the Company’s response immediately following each numbered comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 2.

Market and Industry Data, page 2
1.    We note your response to our prior comment 3 regarding sources that had already taken into account the COVID-19 pandemic. Where you rely on sources that do not take into account the impact of the COVID-19 pandemic in your filing, please disclose that you are relying on such sources in each case.

April 7, 2022 Page 2
Response: The Company respectfully acknowledges the Staff’s comment. As discussed in the Company’s response to comment 3 in the Company’s letter to the Staff dated March 9, 2022, the Company recently completed an updated brand study that reflects any impact of the COVID-19 pandemic on the Company’s brand awareness and positioning. As a result, the Company has revised the disclosure on pages [2], [3], [9 through 10] and [113] of Amendment No. 2. Because none of the other sources the Company is relying on in the registration statement fail to take into account the impact of the COVID-19 pandemic, the Company respectfully advises the Staff that the Company does not believe any further revisions to its disclosures are necessary to address the Staff’s comment.
2.    We note your response to comment 6, and your amended disclosure that “In May 2021, we commissioned a market analysis report, which analyzes the size, competitive landscape and growth trajectory of the markets in which we operate, as well as other general trends in our industry. Where we attribute information to ‘a leading global consulting firm’ throughout this prospectus, such references are to the market analysis report.” We also note your response that you are not permitted to name the third-party consulting firm that prepared the report in a public filing, but we are not persuaded by your response. Please identify the consulting firm, and file the consent of the consulting firm as an exhibit to your registration statement. See Section 7 and Rule 436 of the Securities Act. Alternatively, please remove data from the report from the disclosure in your filing.
Response: The Company respectfully acknowledges the Staff’s comment. In response, the Company has revised the disclosure on pages [2], [8], [80] and [112] of Amendment No. 2 to delete all references to the leading global consulting firm and the market analysis report. The Company has also revised the disclosure that previously referred to the leading global consulting firm and the market analysis report to clarify that the statements are based on the Company’s beliefs and estimates, which the Company supplementally advises the Staff are supported in part by the market analysis report.
Post-Employment Provisions, page 149
3.    You disclose that “[t]he Company entered into a post-termination consulting arrangement with Mr. Jesudas, which will commence upon his retirement.” Please file the agreement as an exhibit to your registration statement. Alternatively, please tell us why you believe you are not required to do so.
Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company’s agreement with Mr. Jesudas is listed as Exhibit 10.46 in the exhibit index to the registration statement and has been filed as an exhibit to Amendment No. 2.
*     *     *
Should you have any comments or questions regarding the foregoing, please call me at (312) 876-7681 or e-mail me at cathy.birkeland@lw.com. Thank you in advance for your attention to this matter.

Very truly yours,

/s/ Cathy A. Birkeland
Cathy A. Birkeland
of LATHAM & WATKINS LLP
cc: Jennifer F. Scanlon, UL Inc.

April 7, 2022 Page 3
Ryan D. Robinson, UL Inc.
Jacqueline K. McLaughlin, UL Inc.
Christopher D. Lueking, Latham & Watkins LLP
Alexa M. Berlin, Latham & Watkins LLP
Alexander D. Lynch, Weil, Gotshal & Manges LLP
Barbra J. Broudy, Weil, Gotshal & Manges LLP
3